Exhibit (a)(2)(A)

[YAMANA LETTERHEAD]

October 10, 2007

Meridian Gold Inc.
9670 Gateway Drive
Reno, Nevada
89521

Attention: Edward C. Dowling, President and Chief Executive Officer

Dear Mr. Dowling:

This letter is to confirm in writing our agreement to amend the support agreement between Yamana Gold Inc. ("Yamana") and Meridian Gold Inc. ("Meridian") dated September 24, 2007 (the "Support Agreement").

Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Support Agreement.

For good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by Meridian and Yamana, we hereby agree as follows:

Amendments to Support Agreement

The Support Agreement is amended as follows:

  1.
  Section 2.6, under "Subsequent Acquisition Transaction", is hereby deleted in its entirety and replaced by the following:

          "If the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time (or, if applicable, a subsequent offering period pursuant to Section 2.1(g)) and Yamana accepts Shares deposited for purchase and pays for such Shares pursuant to the Offer, Yamana shall, to the extent possible, acquire (a "Compulsory Acquisition") the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 206 of the CBCA as promptly as practicable. If that statutory right of acquisition is not available or Yamana chooses not to avail itself of such statutory right of acquisition, Yamana agrees to pursue other means of acquiring the remaining Shares not tendered to the Offer as promptly as practicable by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Meridian and Yamana or a Yamana Subsidiary that Yamana may, in its sole discretion, undertake to pursue (a "Subsequent Acquisition Transaction"), provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Yamana Common Share shall be deemed to be at least equivalent in value to each Yamana Common Share offered under the Offer. Meridian agrees that, in the event Yamana takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Yamana in connection with any proposed Subsequent Acquisition Transaction. In connection with its obligations set out hereunder to pursue a Subsequent Acquisition Transaction or effect a Compulsory Acquisition, Yamana agrees that any Subsequent Acquisition Transaction proposed by Yamana will include a vertical amalgamation of Meridian and a direct subsidiary of Yamana in connection therewith (the "Amalgamation") or, in the event that Yamana completes a Compulsory Acquisition, Yamana agrees to effect an Amalgamation as promptly as practicable following the Compulsory Acquisition, it being agreed that the acquisition of the Shares pursuant to the Offer and either (i) the Subsequent Acquisition Transaction or (ii) the Compulsory Acquisition followed by an Amalgamation, together constitute an integrated transaction that is intended to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "U.S. Code") and other applicable U.S. federal income tax law. Notwithstanding anything in this Section 2.6 to the contrary, Yamana shall not be required to pursue a Subsequent Acquisition Transaction if to do so would violate applicable Laws or would be otherwise commercially unreasonable."

  2.
  Section 5.1, under "Conduct of Business by Meridian", is hereby amended to (i) delete "and" at the end of clause (s); (ii) replace the "." at the end of clause (t) with "; and"; and (iii) add the following clause at the end of the existing language:

    "(u) not take any action not specified in this Agreement that (without regard to any action taken or agreed to be taken by Yamana) would prevent the acquisition of the Shares pursuant to the Offer and the Subsequent Acquisition Transaction or Compulsory Acquisition from being treated as an integrated transaction qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Code."

  3.
  Section 6.8, under "Reorganization", is hereby amended to add the following clause at the end of the existing language:

    "Neither Yamana nor any of its affiliates will take any action not specified in this Agreement that (without regard to any action taken or agreed to be taken by Meridian) would prevent the acquisition of the Shares pursuant to the Offer and the Subsequent Acquisition Transaction or Compulsory Acquisition from being treated as an integrated transaction qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Code."

Except as hereby amended, all terms and conditions of the Support Agreement remain the same, in full force and effect, and time shall continue to remain of the essence.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof.

YAMANA GOLD INC.

By:	/s/ CHARLES MAIN
Vice President, Finance and Chief Financial Officer

Accepted as of this 10th day of October, 2007.

MERIDIAN GOLD INC.

By:	/s/ PETER DOUGHERTY
Vice President, Finance and Chief Financial Officer